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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                            TOWER PROPERTIES COMPANY
                       (Name of Subject Company (Issuer))


                            TOWER PROPERTIES COMPANY
                       (Names of Persons Filing Statement)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                    891852105
                      (CUSIP Number of Class of Securities)


                                   Copies to:


                                Stanley J. Weber
                    Vice President, Chief Financial Officer,
                             Treasurer and Secretary
                            Tower Properties Company
                           911 Main Street, Suite 100
                           Kansas City, Missouri 64105
                                 (816) 374-0613

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 With copies to:


                                 John A. Granda
                           Stinson Morrison Hecker LLP
                         1201 Walnut Street, Suite 2500
                           Kansas City, Missouri 64106
                                 (816) 691-3188

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEM 1.  SUBJECT COMPANY INFORMATION

         Previously Disclosed.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

         Previously Disclosed.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Previously Disclosed.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION



ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         Previously disclosed.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Previously disclosed.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS



ITEM 8.  ADDITIONAL INFORMATION

         None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

                  (a)(1) Form 8-K Current Report of Tower filed with the SEC on October 25, 2005 and incorporated herein by reference.

                  (a)(2) Letter of solicitation or recommendation to Tower shareholders, dated November 21, 2005.

                  (a)(3) Form 8-K Current Report of Tower filed with the SEC on December 2, 2005 and incorporated herein by reference.

                  (a)(4) Letter of solicitation or recommendation to Tower shareholders, dated December 2, 2005.



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         The second paragraph of Exhibit (a)(4) attached to Schedule 14D-9
Amendment No. 1, which reads as follows:

                  "We do not know PGP or its management, have had no negotiations with PGP and received no contact from PGP concerning the PGP Tender Offer prior to our receipt on November 28th of PGP's November 15th letter."

is amended by the addition of the following two sentences:

                  "We did receive two earlier letters from PGP dated November 7 and November 10, 2005. In such letters PGP expressed the view that the value of $320 per share to be paid to Small Shareholders in the Company's proposed Split Transaction and the value of $340 per share offered to shareholders in the Mercury Tender Offer represented low values, asked whether the Company would have an interest in selling all of its assets, less its liabilities, at a price of $62,904,420 ($340 per share x 185,013 outstanding shares), asked to see the information which had been provided to the special committee, asked who was on the special committee, and stated that if allowed to do so, PGP was confident it could offer a higher price to Tower shareholders. Tower responded by letter, dated November 10, 2005, advising PGP that Tower was not for sale, that Tower was unable to provide PGP with the confidential information provided to the special committee in evaluating the proposed Split Transaction, and giving PGP the names of the members of the special committee."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TOWER PROPERTIES COMPANY


                                By: /s/ Thomas R. Willard
                                   ---------------------------------------------
                                    Name: Thomas R. Willard
                                    Title: President and Chief Executive Officer

Dated: December 7, 2005



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